

Jensen,
Duffin &
Dibb, LLP

NATHAN D. MILLER
ATTORNEY AT LAW

RECEIVED
NOV 30 2011
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

November 30, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: ***Paramount Auto Funding, LLC***
Request for Qualification of Form 1-A
File No. 024-10298

Dear Ladies and Gentlemen:

Paramount Auto Funding, LLC (the "Company"), pursuant to Regulation A, hereby formally requests that the Securities and Exchange Commission (the "Commission") qualify its previously filed Form 1-A (file no. 024-10298) for the purpose of selling securities pursuant to an exemption from registration under Regulation A. The requested date of qualification is December 21, 2011.

In requesting qualification of its Form 1-A the Company makes the following representations to the Commission:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

311 SOUTH STATE STREET. SUITE 380 • SALT LAKE CITY • UTAH • 84111
(801) 531-6600 PHONE
(801) 521-3731 FACSIMILE

Thank you for your immediate attention to this matter. If you have any questions or concerns please feel free to contact me.

Sincerely,

Nathan D. Miller, Esq.
Manager of Paramount Auto Funding, LLC

NDM/

cc: Shehzad Niazi; via facsimile: 703-813-6963